UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to
Commission file number: 000-52099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NewBridge Bank Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Yadkin Financial Corporation, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of Net Assets Available for Benefits December 31, 2015 and 2014
Statements of Changes in Net Assets Available for Benefits, years ended December 31, 2015 and 2014
Notes to Financial Statements

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the NewBridge Bank Employees 401(k) Plan and the Audit Committee
of Yadkin Financial Corporation (as Successor to NewBridge Bancorp)
Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina
June 27, 2016

NEWBRIDGE BANK EMPLOYEES' 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014
	December 31,
	2015	2014
ASSETS
Investments:
Mutual funds	$20,586,685	$19,861,891
Common stock	4,416,115	3,186,074
Common collective trust	1,848,952	2,476,707
Total investments	26,851,752	25,524,672

Cash and cash equivalents	340,473	83,243

Receivables:
Notes receivable from participants	1,061,578	1,025,076
Other employer contributions	36,350	25,279
Total receivables	1,097,928	1,050,355

Net assets available for benefits at fair value	28,290,153	26,658,270

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(40,822)	(90,568)

Net assets available for benefits	$28,249,331	$26,567,702

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES' 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015 and 2014
	December 31,
	2015	2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$946,445	$1,749,129
Dividend income	331,139	270,485
Total investment income	1,277,584	2,019,614

Interest income on notes receivable from participants	42,018	41,086

Contributions:
Employer	1,137,993	935,375
Participant	2,153,582	1,784,554
Rollovers	684,203	475,071
Total contributions	3,975,778	3,195,000

Total additions to net assets	5,295,380	5,255,700

Deductions from net assets attributed to:
Benefits paid to participants	(3,603,885)	(2,642,714)
Administrative expenses	(9,866)	(11,706)

Total deductions from net assets	(3,613,751)	(2,654,420)

Net increase in net assets available for benefits	1,681,629	2,601,280

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	26,567,702	23,966,422

End of year	$28,249,331	$26,567,702

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

1	Description of Plan
The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which prevail in all cases.
General
The Plan was adopted by the Board of Directors of Lexington State Bank, the predecessor of NewBridge Bank (the “Bank”), to be effective as of January 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
At December 31, 2015, the Bank was the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company. The Bank was the Plan sponsor at December 31, 2015, and the Board of Directors of the Bank had the authority to amend the Plan or to terminate the Plan. At December 31, 2015, the Bank was also the administrator of the Plan through oversight by a Retirement Committee comprised of select senior officers, with the Bank’s Trust Department serving as investment advisor. Independent third parties serve as trustee and record keeper of the Plan. The acquisition of NewBridge Bancorp by Yadkin Financial Corporation was completed on March 1, 2016, pursuant to the Agreement and Plan of Merger entered into on October 12, 2015. Immediately following the merger of the holding companies, NewBridge Bank merged with and into Yadkin Bank, a wholly owned subsidiary of Yadkin Financial Corporation.
Contributions
Employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Retirement Committee. All eligible employees are automatically enrolled in the Plan to contribute 3% of their eligible earnings each pay period. However, employees have the right to decline to participate or to participate at a different rate other than 3% of eligible earnings. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a safe harbor matching contribution if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Bank’s matching contribution for 2015 and 2014 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral. The Plan also provides for a discretionary matching contribution to be determined by the Bank. No additional contributions were made for the years ended December 31, 2015 and 2014. Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions as well as the Bank’s contributions and Plan earnings and charged with benefit payments, transaction fees related to notes receivables from participants and distributions, allocations of administrative expenses, and Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting
A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon. A participant’s interest in all other amounts vests 20%

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

each year of vesting service, becoming 100% vested in five years. On October 1, 2013, the Bank completed the acquisition of Security Savings Bank (“SSB”). The 401(k) plan of SSB was terminated prior to acquisition, and the former employees of SSB who became employees of the Bank have become participants in the Plan with the Plan being amended to give credit for prior service for vesting. On April 1, 2014, NewBridge Bancorp completed the acquisition of CapStone Bank (“CapStone”), and CapStone was merged into the Bank on the same date. CapStone employees participated in a multiple employer plan that was not merged into the Plan; consequently, former CapStone employees who became employees of the Bank have become participants in the Plan and had the option to roll their interests over to the Plan or to a personal IRA. The Plan was amended to give former CapStone employees credit for prior service for vesting. On February 27, 2015, NewBridge Bancorp completed the acquisition of Premier Commercial Bank (“Premier”), and Premier was merged into the Bank on the same date. The 401(k) plan of Premier was terminated prior to acquisition, and the former Premier employees who became employees of the Bank have become participants in the Plan with credit being given for prior service for vesting.
Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%, at the time the loan is made. At December 31, 2015, outstanding loans had an interest rate of 4.50%. Principal and interest is paid ratably through periodic payroll deductions.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s account will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $1,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).
Withdrawals
Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.
Forfeitures
For the years ended December 31, 2015 and 2014, forfeitures were immaterial.
Administrative Expenses
The Plan pays administrative expenses, including trustee and record keeping fees. Certain administrative functions are performed by employees of the Bank. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

2	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and present net assets available for benefits and changes in those net assets.

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Participants may direct the investment of all of the contributions to their account among a variety of mutual funds, NewBridge Bancorp common stock and a common collective trust which is invested in a separate account guaranteed investment contract (the “GIC”), each offering different degrees of risk and return.
The Plan’s investments are stated at fair value. The fair value of common stock and mutual funds is determined by closing prices at the end of the Plan year. Shares of the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The separate account GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Interest income from notes receivable from participants is recorded when received. Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Cash and Cash Equivalents
Cash and cash equivalents include cash and interest-bearing deposit accounts.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded upon distribution.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of this Update eliminates the requirement to measure fully benefit-responsive investment contracts at fair value; fully benefit-responsive investment contracts under this Update are required to be measured, presented and disclosed only at contract value. Part II of this Update eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and to disclose investments by nature, characteristics and risks; investments under Part II of this Update are required to be disclosed only by general type. Part III of this Update permits measurement of investments and investment-related accounts as of a month-end date closest to the plan’s fiscal year end when the fiscal period does not coincide with a month end. Part I, Part II and Part III of this Update are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part I and Part II are to be applied retrospectively, while Part III is to be applied prospectively. Part III is not applicable to the Plan. The adoption of ASU 2015-12 is not expected to have a material effect on the financial statements, as it will only eliminate certain disclosures, and while the retrospective application of Part I will result in an adjustment to the statement of net assets available for benefits, there will be no effect on total net assets available for benefits.

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

Subsequent Events
The Plan has evaluated subsequent events through June 27, 2016, the date the financial statements were issued. See Note 11 for discussion of subsequent events.

3	Common Collective Trust
The Plan invests in a common collective trust which is invested in a fully benefit-responsive separate account guaranteed investment contract. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.
While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the common collective trust, with an adjustment to present contract value.

4	Investments
At December 31, 2015 and 2014, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014 are as follows:

	2015	2014
NewBridge Bancorp Common Stock	$4,416,115	$3,186,074
Franklin Growth A Fund	3,043,616	2,945,123
Vanguard Wellington Admiral Fund	2,669,528	2,802,915
T. Rowe Price Mid Cap Growth Fund	2,432,276	2,262,606
Mairs & Power Growth Fund	2,248,395	2,540,097
MetLife Stable Value Fund	1,848,952	2,476,707
American Funds EuroPacific Growth Fund	1,644,814	1,730,866

The Plan’s investments (including investments bought and sold, as well as held during the period) had net appreciation in value during the year as follows:

	2015	2014
Mutual funds	$(357,708)	$1,227,517
Common stock	1,256,670	473,694
Common collective trust	47,483	47,918
Net appreciation in fair value of investments	$946,445	$1,749,129

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

5	Fair Value of Financial Instruments
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The fair value measurement level of assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2015 and 2014. The determination of where an asset falls in the hierarchy requires significant judgment. The Plan evaluates its hierarchy disclosures each year and, based on various factors, it is possible that an asset may be classified differently from year-to-year. However, the Plan expects changes in classifications between levels will be rare. There were no such transfers in 2015 or 2014.

Common stock: Valued at the closing price reported on the active market on which the individual stock is traded.
Mutual funds: Valued at the closing price reported on the active markets on which the individual funds are traded.
Common collective trust: This investment is valued using the Net Asset Value (“NAV”) provided by the Plan’s third-party administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The inputs used in valuing the underlying investments in the common collective trust include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data.
The following tables set forth investments measured at fair value on a recurring basis by level of inputs used in the valuation of each investment:

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

December 31, 2015 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$12,303,022	$—	$—	$12,303,022
Balanced funds	6,422,157	—	—	6,422,157
Fixed income funds	1,861,506	—	—	1,861,506
Total mutual funds	20,586,685	—	—	20,586,685
Common stock	4,416,115	—	—	4,416,115
Common collective trust	—	1,848,952	—	1,848,952
Total investments at fair value	$25,002,800	$1,848,952	$—	$26,851,752
December 31, 2014 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	12,438,072	—	—	$12,438,072
Balanced funds	5,503,572	—	—	5,503,572
Fixed income funds	1,920,247	—	—	1,920,247
Total mutual funds	19,861,891	—	—	19,861,891
Common stock	3,186,074	0	—	3,186,074
Common collective trust	0	2,476,707	—	2,476,707
Total investments at fair value	$23,047,965	$2,476,707	$—	$25,524,672

The following table sets forth the Plan’s common collective trust with a reported estimated fair value using net asset value per share at December 31:

	Fair Value*
	2015	2014	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MetLife Stable Value Fund(a)	$1,848,952	$2,476,707	None	Immediate	10 business day delay at Trustee’s discretion	60 days if ≥ $1,000,000 or 10% of Plan’s assets in fund

*    The fair values of the investment have been estimated using the net asset value of the investment.
(a)    Seeks to provide a guarantee of both principal and interest for participant-initiated withdrawals.

6	Exempt Party-in-Interest Transactions
The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2015, the Bank paid

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid by the Plan for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totaled $9,866 and $11,706 for the years ended December 31, 2015 and 2014, respectively.
At December 31, 2015 and 2014, the Plan held 362,571 and 365,795 shares, respectively, of NewBridge Bancorp’s common stock, with a market value of $4,416,115 and $3,186,074, respectively. During the year ended December 31, 2015, the Plan recorded dividend income of $15,954 from this common stock. The Plan did not record any dividend income from this common stock during the year ended December 31, 2014.

7	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8	Tax Status
In early 2013, the Plan administrator changed providers for the Plan’s recordkeeping and as a result, adopted that provider’s prototype plan. Prior to this change, the most recent plan specific determination letter was dated March 9, 2012. In reliance on a determination letter received from the Internal Revenue Service (the “IRS”) in 2008, the Plan administrator has not yet requested a plan specific determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

9	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements

10	Reconciliations to Form 5500
The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net assets per the financial statements	$28,249,331	$26,567,702
Adjustment to contract value of common collective trust	(40,822)	(90,568)
Net assets per the Form 5500	$28,290,153	$26,658,270

	2015	2014
Net appreciation in fair value of investments per the financial statements	$946,445	$1,749,129
Change during the year in fair value compared to contract value of common collective trust	(49,746)	59,399
Net appreciation in investments per the Form 5500	$896,699	$1,808,528

11	Subsequent Events
The acquisition of NewBridge Bancorp by Yadkin Financial Corporation was completed on March 1, 2016, pursuant to the Agreement and Plan of Merger entered into on October 12, 2015. Immediately following the merger of the holding companies, NewBridge Bank merged with and into Yadkin Bank, a wholly owned subsidiary of Yadkin Financial Corporation. Pursuant to the NewBridge Merger Agreement, each share of NewBridge Class A common stock and Class B common stock was converted into the right to receive 0.50 shares of the common stock of Yadkin Financial Corporation. It is anticipated that the Plan will continue as a separate plan through December 31, 2016, at which time it is expected that the Plan will be merged into the Yadkin Bank 401(k) Retirement Plan.

SUPPLEMENTAL SCHEDULE

NEWBRIDGE BANK EMPLOYEES' 401(K) PLAN
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan Number 003 Employer Identification Number 56-0515961
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of shares/units	Cost**	Current Value

	Investments:
*	NewBridge Bancorp Common Stock	Common stock	362,571		$4,416,115

	Vanguard Target Retirement Income Fund	Mutual fund	76		951
	Vanguard Target Retirement 2010 Fund	Mutual fund	1,161		28,892
	Vanguard Target Retirement 2015 Fund	Mutual fund	15,140		215,443
	Vanguard Target Retirement 2020 Fund	Mutual fund	21,220		576,139
	Vanguard Target Retirement 2025 Fund	Mutual fund	60,219		940,625
	Vanguard Target Retirement 2030 Fund	Mutual fund	24,299		673,569
	Vanguard Target Retirement 2035 Fund	Mutual fund	15,841		266,779
	Vanguard Target Retirement 2040 Fund	Mutual fund	9,070		258,042
	Vanguard Target Retirement 2045 Fund	Mutual fund	18,396		327,087
	Vanguard Target Retirement 2050 Fund	Mutual fund	10,617		302,492
	Vanguard Target Retirement 2055 Fund	Mutual fund	3,165		97,597
	Vanguard Target Retirement 2060 Fund	Mutual fund	2,389		65,014
	Total Vanguard Target Retirement Funds				3,752,630

	Franklin Growth A Fund	Mutual fund	41,483		3,043,616
	Vanguard Wellington Admiral Fund	Mutual fund	42,013		2,669,528
	T. Rowe Price Mid Cap Growth Fund	Mutual fund	33,173		2,432,276
	Mairs & Power Growth Fund	Mutual fund	20,110		2,248,395
	MetLife Stable Value Fund	Mutual fund	102,445		1,848,952
	American Funds EuroPacific Growth Fund	Mutual fund	36,333		1,644,814
	TCW Total Return Bond Fund	Mutual fund	126,062		1,288,417
	Vanguard Small Cap Index Fund	Mutual fund	23,421		1,242,026
	T. Rowe Price Mid Cap Value Fund	Mutual fund	30,159		752,174
	Ridgeworth Large Cap Value Equity Fund	Mutual fund	47,397		692,954
	PIMCO GNMA FD Institutional Fund	Mutual fund	50,800		573,089
	Oppenheimer Developing Markets Fund	Mutual fund	8,228		246,766

	Total investments				$26,851,752

*	Participant loans***	Interest rates of 4.50% maturing through December 2020			$1,061,578

*	Denotes a party-in-interest as defined by ERISA.
**	Cost information omitted as all investments are participant directed.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWBRIDGE BANK EMPLOYEES' 401(K) PLAN

By:	YADKIN FINANCIAL CORPORATION

By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

Date:	June 27, 2016

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm